CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee[1]

6-Month Libor-Linked Range Accrual Notes due 2021	$5,000,000	$535.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $535.00 fee with respect to the $5,000,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $827,395.92 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 93 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated August 9, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes
6-Month Libor-Linked Range Accrual Notes due 2021

     For the period from and including the original issue date for the notes to but excluding September 7, 2007, interest on the notes will be payable quarterly at a fixed rate of 8.00% per annum. For the period from and including September 7, 2007 to but excluding the maturity date, interest, if any, will be payable quarterly at a variable rate equal to (a) 8.00% per annum times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which the reference rate is within the reference rate range and the denominator of which is the total number of calendar days in the interest payment period.

     Beginning September 7, 2007 and on each interest payment date thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

     We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

     We may increase the principal amount prior to the original issue date, but we are not obligated to do so.

Principal amount:	$5,000,000	Interest payment dates:	Each March 7, June 7, September 7 and
Maturity date:	September 7, 2021		December 7 beginning December 7,
Settlement date (original			2006; provided that if any such day
issue date):	September 7, 2006		is not a business day, that interest
Interest accrual date:	September 7, 2006		payment will be made on the next
Issue price:	100%		succeeding business day but no
Proceeds to company:	2%		adjustment will be made to the
Underwriter’s discounts and			interest payment period or to any
commissions:	98%		interest payment made on any
Redemption percentage at			succeeding business day.
redemption date:	100%	Interest payment period:	Quarterly
Redemption dates:	On September 7, 2007 and each interest	Book-entry note or
	payment date thereafter	certificated note:	Book-entry note
Interest rate:	For the period from and including	Senior note or subordinated
	the original issue date to but	note:	Senior note
	excluding September 7, 2007, 8.00%	Calculation agent:	Morgan Stanley Capital Services
	per annum.		Inc.
	For the period from and including	Agent:	Morgan Stanley & Co. Incorporated
	September 7, 2007 to but excluding the	Minimum denomination:	$1,000 and integral multiples
	maturity date, the interest rate shall		thereafter
	be determined as follows: (x) 8.00%	Specified currency:	U.S. dollars
	per annum times (y) N/ACT	Business day:	New York
	(calculated on an actual/actual day	CUSIP:	61745ETY7
	count basis); where N = the total	Other provisions:	See below
number of calendar days in the
applicable interest payment period
on which the reference rate is within
the reference rate range (“accrual
days”) and ACT = the total number
of calendar days in the applicable
interest payment period.

The notes involve risks not associated with an investment in ordinary floating rate notes.

See Risk Factors beginning on Page PS-2

     Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

MORGAN STANLEY

Additional Provisions

Reference rate	“LIBOR Telerate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 6 months and an index currency of US dollars and as displayed on Telerate page 3750; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided that the reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

Reference rate range	Greater than 0.00% and less than or equal to 7.00%.

New York banking day	New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

      If there are no accrual days in any interest payment period commencing on or after September 7, 2007, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.

     It is also possible that the reference rate will not be within the reference rate range for so many days during any quarterly interest payment period commencing on or after September 7, 2007 that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero. To the extent that the reference rate remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

     The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     The reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days.

     Because the reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days, if the reference rate on that London banking day is not within the reference rate range, you will not receive any interest in respect of those five days even if the reference rate as actually calculated on any of those days were to be within the reference rate range.

PS-2

     The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Historical Information

     The following graph sets forth the reference rate for the period from August 8, 1991 to August 8, 2006. The historical performance of the reference rate should not be taken as an indication of its future performance. We cannot give you any assurance that the reference rate will be within the reference rate range on any day of any interest payment period commencing on or after September 7, 2007. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PS-3

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefore in New York, New York on September 7, 2006, which will be the twentieth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     Based on certain representations received from us, Davis Polk & Wardwell, our counsel, is of the opinion that the notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation – Tax Consequences to U.S. Holders – Notes – Floating Rate Notes.”

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-4